EXHIBIT 12.1

SAXON CAPITAL, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,		Years Ended December 31,				For the Period July 6, 2001 to December 31,	For the Period January 1, 2001 to July 5,
	2006	2005	2005	2004	2003	2002	2001	2001
Consolidated net income	$8,638	$92,906	$110,660	$106,322	$67,682	$(1,639)	$15,799	$29,507
Add: consolidated provision (benefit) for income taxes	(5,789)	(6,179)	(5,902)	4,987	40,105	(849)	(9,944)	(21,608)
Add: estimated fixed charges	287,602	182,212	259,570	148,613	116,568	85,422	22,674	7,990
Total earnings available for fixed charges	$290,451	$268,939	$364,328	$259,922	$224,355	$82,934	$28,529	$15,889

Interest on debt and capitalized leases	$278,948	$181,315	$256,638	$175,351	$148,938	$102,356	$25,231	$7,796
Amortization of debt discount and expense	8,341	642	2,558	(27,017)	(32,613)	(17,124)	(2,767)	-
Interest element of rentals	313	255	374	279	243	190	210	194
Total fixed charges	$287,602	$182,212	$259,570	$148,613	$116,568	$85,422	$22,674	$7,990

Ratio of earnings to fixed charges	1.0	1.5	1.4	1.7	1.9	1.0	1.3	2.0